

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Tom Adams
General Counsel
Rockley Photonics Holdings Limited
3rd Floor, 1 Ashley Road
Altrincham, Cheshire, United Kingdom, WA14 2DT

> **Re: Rockley Photonics Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed November 29, 2021**
> **File No. 333-261399**

Dear Mr. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Davina K. Kaile